UBS Asset Management (US) Inc.

Statement of Financial Condition
(In Thousands of Dollars, Except Share and Per Share Amounts)

December 31, 2015

Assets

Cash and cash equivalents	$	22,589
Receivable from affiliates		2,654
Deferred tax assets		17
Receivable from third parties		732
Deferred distribution costs		175
Prepaid expenses		248
Income tax receivable from Parent		172
Total assets	$	26,587

Liabilities and stockholder's equity

Income tax payable	$	47
Payable to affiliates		2,638
Accrued liabilities and accounts payable		1,017
Total liabilities		3,702

Stockholder's equity:

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1
Additional paid-in-capital		17,563
Retained earnings		5,321
Total stockholder's equity		22,885
Total liabilities and stockholder's equity	$	26,587

See notes to financial statements.